SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of March, 2004

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Holding(s) in Company announcement released on 19 March 2004




PRUDENTIAL PLC ANNOUNCEMENT

Schedule 10 - Notification of Major Interests in Shares


 1. Name of Company

    Prudential plc


 2. Name of shareholder having a major interest:

    Cater Allen International Limited


 3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 1 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

    Notifiable interest of Cater Allen International Limited


 4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

    Not known


 5. Number of shares/amount of stock acquired:

    See additional information


 6. Percentage of issued class:

    See additional information


 7. Number of shares/amount of stock disposed:

    N/A


 8. Percentage of issued class:

    N/A


 9. Class of security:

    Ordinary shares of 5p each


10. Date of transaction:

    Not known


11. Date company informed:

    19 March 2004


12. Total holding following this notification:

    90,343,121 ordinary shares


13. Total percentage holding of issued class following this notification:

    4.50%


14. Additional Information:

    Cater Allen International Limited informed the Company on 19 March 2004 that its interest in the ordinary shares of Prudential plc had increased to 90,343,121 ordinary shares as of 17 March 2004, being 4.50% of the issued share capital. This holding had arisen from stock loan transactions done under the relevant approved documentation as a principal trading member of the London Stock Exchange.

                                     -ENDS-



Contact name for Enquiries

Sylvia Mitchell
020 7548 3826


Company official responsible for making notification

John Price, Deputy Group Secretary
020 7548 3805



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 19 March 2004

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/     John Price
                                                 Deputy Group Secretary